UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 14, 2015

PROQR THERAPEUTICS N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 14, 2015, ProQR Therapeutics N.V. issued the press release, “ProQR Announces a Proof-of-Concept Nasal Potential Difference Study of QR-010 is Open for Enrollment.” A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: September 14, 2015	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description

99.1	Press Release of ProQR Therapeutics N.V. dated September 14, 2015, titled “ProQR Announces a Proof-of-Concept Nasal Potential Difference Study of QR-010 is Open for Enrollment.”